UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-51719
FORM 12b-25 NOTIFICATION OF LATE FILING
CUSIP NUMBER 536020100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Linn Energy, LLC
Full Name of Registrant

Former Name if Applicable

600 Travis, Suite 5100
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Annual Report on Form 10-K of Linn Energy, LLC (the “Company”) for the year ended December 31, 2015, could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures.
The Company does not expect to remain in compliance with all of the restrictive covenants contained in its credit facilities throughout 2016 unless those requirements are waived or amended. As a result, indebtedness under the credit facilities could, after the expiration of any grace period and at the election of a majority of the lenders under the credit facilities, be accelerated and become immediately due and payable. Accordingly, the uncertainty associated with the Company’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. The Company’s auditors' opinion to be issued in connection with the consolidated financial statements is expected to include a going concern qualification.
As a result of the anticipated inclusion of the explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern, the Company will not be in compliance with its Sixth Amended and Restated Credit Agreement (as amended, the “LINN Credit Facility”). The LINN Credit Facility provides for a 30-day grace period for a breach of this covenant before an event of default may be deemed to have occurred. As of February 29, 2016, total borrowings (including outstanding letters of credit) under the LINN Credit Facility were $3.6 billion with no remaining availability. Absent a waiver or amendment, if an event of default occurs under the LINN Credit Facility, the lenders could accelerate the loans outstanding under the LINN Credit Facility.
In addition, indebtedness outstanding under one or more of the Company’s long-term debt instruments may be reclassified as current portion of long-term debt. In the event of such reclassification, the Company may have additional covenant breaches under the LINN Credit Facility, which in the absence of a waiver, could give lenders the right to accelerate the indebtedness under the LINN Credit Facility and may result in cross acceleration under certain other debt instruments of LINN Energy, and its wholly owned subsidiary, Berry Petroleum Company, LLC.
The significant additional time required to evaluate the effects of and disclose, in compliance with the requirements of Form 10-K, the concerns regarding the Company’s compliance with the covenants under its debt agreements, potential defaults and events of default thereunder and the going concern qualification has resulted in the Company being unable to file its 2015 Annual Report on Form 10-K for the fiscal year ended December 31, 2015 within the prescribed time period without unreasonable effort or expense.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Candice J. Wells	281	840-4000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is determining the full impact of the issues discussed above on its consolidated financial statements. The Company expects to report significant noncash impairments of oil and natural gas properties (approximately $5.8 billion for the year ended December 31, 2015), negative revisions of estimated proved reserves and other possible adjustments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 12b-25 filing includes "forward-looking statements." All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See "Risk Factors" in the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

Linn Energy, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 29, 2016	By	/s/ Candice J. Wells
Candice J. Wells Senior Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).